Mail Stop 3561

July 9, 2009

Via U.S. Mail

Mr. Mendel Klein, Chairman of the Board
Laser Master International, Inc.
1000 First Street
Harrison, New Jersey 07029

> **Re:** **Laser Master International, Inc.**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed March 17, 2009**
> **File No. 002-76262-NY**

Dear Mr. Klein:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief